Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 23, 2018

Re:	Electromedical Technologies, Inc. (the “Company”)

Amendment No. 2 to Offering Statement on Form 1 - A

Filed January 12, 2018

File No. 024-10743

Dear Ms. Ravitz:

We acknowledge receipt of comments in your letter of January 22, 2018, which we have set out below, together with our responses.

 Part II – Offering Circular

Offering Perks, page 19

1.	We note your response to prior comment 2. Please revise your disclosure to clarify that you offer your Wellness Pro Plus devices retail at variable deep discounts to distributors.

We have amended the disclosure on page 19 as requested.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow
Partner
CrowdCheck Law LLP (formerly KHLK, LLP)

cc:	Matthew Wolfson

Electromedical Technologies, Inc.

CrowdCheck Law LLP P.O. Box 70743, Washington D.C. 20024